CYPHERPUNK HOLDINGS INC.

Request for Financial Statements

2024

In accordance with National Instrument 51-102 - Continuous Disclosure Obligations, registered and beneficial securityholders may elect annually to receive a copy of our annual financial statements and corresponding management's discussion and analysis ("MD&A") or interim financial statements and the corresponding MD&A, or both.

If you wish to receive these documents by mail, please return this completed form to:

TSX Trust Company

301 - 100 Adelaide Street West

Toronto ON M5H 4H1
or fax to 416-595-9593

Rather than receiving the financial statements by mail, you may choose to view these documents on the SEDAR+ website at www.sedarplus.ca.

I HEREBY CERTIFY that I am a registered and/or beneficial holder of the Company, and as such, request that my name be placed on the Company's Mailing List in respect to its annual and/or interim financial statements and the corresponding MD&A for the current financial year.

Please send me:	☐	Annual Financial Statements with MD&A

	☐	Interim Financial Statements with MD&A

PLEASE PRINT

FIRST NAME		LAST NAME

ADDRESS

CITY	PROVINCE/STATE	POSTAL / ZIP CODE

COUNTRY

SIGNED:

(Signature of Shareholder)